

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

May 16, 2006

Donald H. Wilson
Chief Financial Officer
Amcore Financial, Inc.
501 Seventh Street
Rockford, Illinois 61104

      Re: Amcore Financial, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2005
              Form 10-Q for the Fiscal Quarter Ended March 31, 2006
              File No. 0-13393

Dear Mr. Wilson:

      We have reviewed the responses in your letter filed on April 28, 2006 and have the following additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-K for the Fiscal Year Ended December 31, 2005

Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 53

Derivative Financial Instruments and Hedging Activities, page 57

1.   We have reviewed your response to comments 1 and 2 of our letter dated April 14, 2006. Please provide us with an example demonstrating the hedge strategy of a fixed rate forward loan commitment and the subsequent loan. In your example, please tell us the following:

   • the specific terms of the hedged item and hedging instrument;

   • the specific risk being hedged;

   • how you determined that the firm commitment meets the criteria of paragraph 21 to be considered a hedged item;

   • how you determined that the forward-starting swap hedges both the commitment and loan, when issued;

   • how you determined that this is one continuous hedge relationship; and

   • how you assessed effectiveness at inception and on an ongoing basis.

2.   With respect to this hedge strategy, please provide us with a comprehensive analysis describing your basis for concluding that no ineffectiveness would be present and application of paragraph 65 of SFAS 133 is appropriate. In your analysis, describe how you determined that there any credit differences between the hedging instrument and hedged item would not result in ineffectiveness.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on

EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3449 if you any questions.

                      Sincerely,

                      Joyce Sweeney
                      Accounting Branch Chief